

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Via Email
Corey M. Horowitz
Chairman and Chief Executive Officer
Network-1 Security Solutions, Inc.
445 Park Avenue, Suite 1020
New York, New York 10022

> **Re: Network-1 Security Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 19, 2013**
> **File No. 333-190719**

Dear Mr. Horowitz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 32

1.   Please revise the table of selling shareholders to delete duplicative information and to list only those shares that are being offered by the selling shareholders. In this regard, we note that the table includes shares being offered by Corey Horowitz and then separately lists those shares under the names of the affiliated parties.

2.   With respect to the shares to be offered by Recognition Interface, LLC, please disclose the names of the persons who have sole or shared voting or investment power over this entity. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. For example, it appears that you should provide additional information regarding the securities transactions by

which Mr. Horowitz and the related parties acquired the shares being offered including the date, purchase price of the securities and material terms of the agreements pursuant to which the securities were obtained. Also, confirm that you have provided all of the disclosure regarding the sale of unregistered securities in the last three years required by Item 701 of Regulation S-K.

Item 17. Undertakings, page II-5

4.   It appears that the undertaking in paragraph (4) relating to the initial distribution of securities is not applicable to this resale registration statement. Please advise or revise to include the undertakings required by Item 512 of Regulation S-K that apply to your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions or, in his absence, the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
        Sam Schwartz, Esq.
        Eiseman Levine Lehrhaupt & Kakoyiannis, P.C.